UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Global Axcess Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37941L206

(CUSIP Number)

Michael T. Whealy

First Data Corporation

6200 South Quebec Street

Greenwood Village, Colorado 80111

(303) 967-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37941L206

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). Cardservice International, Inc. 95-4207932
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,411,292 8. Shared Voting Power: 0 9. Sole Dispositive Power: 1,411,292 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,411,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 7.6%
14.	Type of Reporting Person (See Instructions): CO

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CUSIP No. 37941L206

1.	Names of Reporting Persons/I.R.S. Identification Nos. of above persons (entities only). First Data Corporation 47-0731996
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,411,292 8. Shared Voting Power: 0 9. Sole Dispositive Power: 1,411,292 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,411,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 7.6%
14.	Type of Reporting Person (See Instructions): CO

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Item 1. Security and Issuer

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Global Axcess Corp., a Nevada corporation (the “Company”), having its principal executive offices at 224 Ponte Vedra Park Drive, Ponte Vedra Beach, Florida 32082.

Item 2. Identity and Background

(a) – (c)

This statement is being filed by First Data Corporation, a Delaware corporation (“First Data”), and Cardservice International, Inc., a California corporation and a wholly owned subsidiary of First Data (“CSI”). First Data is a global leader in payment systems, electronic commerce and information management products and services. The principal business and office address of First Data is 6200 South Quebec Street, Englewood, Colorado 80111. CSI provides bankcard processing services and its principal business and office address is located at 6101 Condor Drive, Moorpark, California 93021.

The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

Name	Present Principal Occupation or Employment	Business Address
Guy A. Battista	Executive Vice President and Chief Information Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Scott H. Betts	President, First Data Enterprise Payments	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Daniel P. Burnham*	Retired	6284 San Marcos Pass Road Santa Barbara, CA 93105-9775

Alison Davis*	Managing Director, Belvedere Capital Partners	Belvedere Capital Partners One Maritime Plaza, Suite 825 San Francisco, CA 94111

David Dibble	Executive Vice President, Chief Technology Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Peter B. Ellwood*	Director and Non-Executive Chairman of Imperial Chemical Industries PLC	The ICI Group 20 Manchester Square London, W1U 3AN U.K.

Charles T. Fote*	Chairman and Chief Executive Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Christina A. Gold	President, Western Union Financial Services	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

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Jack M. Greenberg*	Retired	333 West Wacker Drive Suite 1015 Chicago, IL 60606

Courtney F. Jones*	Retired	500 East 77th Street Apt. 2224 New York, NY 10162

Richard P. Kiphart*	Head of Corporate Finance Department, William Blair & Company, L.L.C.	William Blair & Co. 222 West Adams Street Chicago, IL 60606

Ed Labry	President, Prepaid Services division of First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Kimberly S. Patmore	Executive Vice President and Chief Financial Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

Pamela H. Patsley	President, First Data International, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

James D. Robinson III*	General Partner, RRE Ventures	RRE Ventures 126 E. 56th Street, 22nd Floor New York, NY 10022

Charles T. Russell*	Retired	2056 King Mesa Drive Henderson, NV 89012

Joan E. Spero*	President, Doris Duke Charitable Foundation	Doris Duke Charitable Foundation 650 Fifth Avenue, 19th Floor New York, NY 10019

Arthur F. Weinbach*	Chairman and Chief Executive Officer, Automatic Data Processing, Inc.	Automatic Data Processing, Inc. One ADP Boulevard Roseland, NJ 07068

Michael T. Whealy	Executive Vice President, Secretary, General Counsel and Chief Administrative Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

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The following individuals are the executive officers and directors of CSI (with asterisks indicating the directors):

Name	Present Principal Occupation or Employment	Business Address

Scott H. Betts*	President, First Data Enterprise Payments	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

John B. Barrett	Senior Vice President - Sales, CSI	Cardservice International, Inc. 6101 Condor Drive Moorpark, CA 93021

Donald C. Headlund	Senior Vice President, CSI	Cardservice International, Inc. 6101 Condor Drive Moorpark, CA 93021

G. Douglas McNary	President, CSI	Cardservice International, Inc. 6101 Condor Drive Moorpark, CA 93021

Michael T. Whealy*	Executive Vice President, Secretary, General Counsel and Chief Administrative Officer, First Data	First Data Corporation 6200 South Quebec Street Englewood, CO 80111

(d)	During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the foregoing persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	First Data is a Delaware corporation and CSI is a California corporation. Each of the executive officers and directors identified under Item 2(a) – (c) is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

On June 29, 2001, CSI, then a less-than wholly owned subsidiary of First Data, entered into an Agreement and Plan of Merger (the “Agreement”) with the Company whereby CSI received 750,000 shares of Common Stock in exchange for 100% of the outstanding capital stock of Nationwide Money Services, Inc., a subsidiary of CSI.

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In connection with the Agreement, on June 29, 2001 the Company, CSI and certain principal stockholders of the Company entered into an Investor Rights Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. The following description of the Investor Rights Agreement is qualified in its entirety by reference to such Exhibit. The Investor Rights Agreement provides for: (a) the voting of all Common Stock owned by the principal stockholders so as to fix the number of directors of the Company at between four and seven and to elect as a director of the Company an individual designated by CSI; (b) the right for CSI to include registrable shares of Common Stock in any Company registration statement registering its common or preferred stock (other than a registration on Form S-4 or S-8); and (c) at any time after June 29, 2003, the right for CSI to require the Company effect a registration under the Securities Act of those registrable shares of Common Stock; provided, however, that the Company has the right within a specified period after any such demand to purchase the shares of Common Stock subject to the demand at a per share price calculated pursuant to a formula based upon trading activity of shares of Common Stock prior to such demand. CSI has waived its board representation right under the Investor Rights Agreement and no longer has the ability to designate an individual to sit on the Company’s board of directors.

On December 31, 2001, First Data became the sole owner of CSI.

Pursuant to a June 16, 2003 amendment to the Agreement, CSI received a Common Stock Purchase Warrant (the “Warrant”) for additional shares of the Common Stock. Through a cashless exercise of the Warrant, on February 27, 2004, CSI acquired 661,292 additional shares of Common Stock.

CSI intends to dispose of its shares of the Common Stock over time depending upon market conditions and other investment factors.

Except as set forth above, CSI does not have any present plans or proposals that relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Under SEC rules and as of the date of this filing, CSI beneficially owns 1,411,292 shares, or 7.6%, of the Company’s Common Stock (such percentage being calculated based the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, which shows that on October 30, 2005 there were 18,501,286 shares of Common Stock outstanding). Since CSI is a wholly owned subsidiary of First Data, First Data may be deemed the beneficial owner of all the shares of Common Stock set forth in this Item 5(a). Donald C. Headlund, Senior Vice President of CSI, owns 8,000 shares of Common Stock. Except as set forth in this Item 5(a), none of First Data, CSI or, to the knowledge of either of them, any executive officer or director of First Data or CSI identified in Item 2 above beneficially owns any shares of Common Stock.

(b)	CSI has the sole voting power and sole dispositive power over the 1,411,292 shares of Common Stock. Since CSI is a wholly owned subsidiary of First Data, First Data may be deemed to have sole voting power and sole dispositive power over the shares of Common Stock set forth in this Item 5(b).

Mr. Headlund has the sole voting power and sole dispositive power over the 8,000 shares of Common Stock. The information contained in Item 5(a) is incorporated herein by reference.

(c)	The information contained in Item 5(a) is incorporated herein by reference. Except as set forth in this Item 5(c), none of First Data, CSI or, to the knowledge of either of them, any of the executive officers or directors of First Data or CSI identified in Item 2 above have effected transactions in Common Stock in the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.

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Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1	Investor Rights Agreement dated June 29, 2001 among the Company, CSI, and certain principal stockholders of the Company named therein.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2005

FIRST DATA CORPORATION

By:	/s/ Michael T. Whealy
Name:	Michael T. Whealy
Title:	Executive Vice President, Secretary, General Counsel and Chief Administrative Officer

CARDSERVICE INTERNATIONAL, INC.

By:	/s/ G. Douglas McNary
Name:	G. Douglas McNary
Title:	President

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EXHIBIT 1

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of June 29, 2001, between Global Axcess Corp., a Nevada corporation (“Company”), Cardservice International, Inc., a California corporation (“CSI”) and the undersigned principal stockholders of Company (each individually a “Stockholder” and collectively, the “Stockholders”).

RECITALS

A. Company, Global Acquisition Corp. I, a Nevada corporation (“Merger Sub”), CSI and Nationwide Money Services, Inc., a Nevada corporation (“NWM”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger (the “Merger”) of NWM with and into Merger Sub.

B. Upon consummation of the Merger as contemplated by the Merger Agreement, the shares of capital stock of NWM held by CSI will be converted into shares of common stock, $0.001 par value per share, of Company (the “Company Common Stock”).

C. IFT Financial Group, Inc. (“IFT”) currently owns greater than 71% of the issued and outstanding Company Common Stock.

D. IFT proposes to dissolve and to distribute all of the shares owned by IFT to the other Stockholders party hereto.

E. As an inducement to CSI to enter into the Merger Agreement and in consideration of the execution of the Merger Agreement by CSI, Company and the Stockholders (either as current Stockholders of Company or as prospective Stockholders of Company) agree as set forth below.

F. Capitalized terms used in this Agreement and not defined herein shall have the meanings ascribed to them in the Merger Agreement.

NOW THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1. Voting by Stockholders.

(a) In any and all elections of directors of Company (whether at a meeting or by written consent in lieu of a meeting), each Stockholder or affiliate thereof shall vote or cause to be voted all Company Common Stock owned by such Stockholder or affiliate thereof, or over which such Stockholder or affiliate thereof has voting control, and otherwise use such Stockholder’s best efforts, so as to fix the number of directors of Company at between four and seven and to elect as a director of Company an individual designated by CSI who shall be a person with background and experience in the automated teller machine industry or, after consultation with the Company, such other person as CSI reasonably believes can contribute to the management of Company. CSI shall notify the Company of its selection of a director designee following the closing of the Merger.

(b) Company shall provide CSI with prior written notice of an intended mailing of notice to stockholders for a meeting at which directors are to be elected, and CSI shall notify Company in writing, prior to such mailing, of the persons designated by it as its respective nominee for election as a director. Company agrees to forward such information to the Stockholders. If CSI shall fail to give notice to Company as provided above, it shall be deemed that the designee of CSI, as the case may be, then serving as a director shall be its respective designee for reelection.

(c) Neither the Stockholders nor their affiliates shall vote to remove any director designated and elected pursuant to this Agreement except for bad faith or willful misconduct, provided that the Stockholders and their affiliates shall vote to remove any such director at the request of the party who designated such director pursuant to this Agreement.

2. Piggyback Registration. If at any time Company proposes to register any of its common stock or preferred stock (“Other Securities”) under the Securities Act (other than a registration on Form S-4 or S-8 or any successor form thereto), whether or not for sale for its own account, in a manner which would permit registration of Registrable Securities (as defined below) for sale for cash to the public under the Securities Act, it will each such time give prompt written notice to CSI or its successors and assigns as the record holder of Registrable Securities (a “Holder”) of its intention to do so at least 10 business days prior to the anticipated filing date of the registration statement relating to such registration. Such notice shall offer each such Holder the opportunity to include in such registration statement such number of Registrable Securities as each such Holder may request. Upon the written request of any such Holder made within 5 business days after the receipt of Company’s notice (which request shall specify the number of Registrable Securities intended to be disposed of), Company shall effect, in connection with the registration of the Other Securities, the registration under the Securities Act of all Registrable Securities which Company has been so requested to register; provided that:

(a) Company shall not be obligated to include, in connection with any registration of Other Securities, (i) more than 25% of the Registrable Securities of any Holder in any registrations consummated during the first six months following the Closing under the Merger Agreement; (ii) more than 50% of the Registrable Securities of any Holder in any registrations consummated during the twelve months following the Closing under the Merger Agreement; and (iii) more than 75% of the Registrable Securities of any Holder in any registrations consummated during the first eighteen months following the Closing under the Merger Agreement;

(b) if at any time after giving written notice of its intention to register any securities and prior to the effective date of such registration, Company shall determine for any reason not to register or to delay registration of such securities, Company may, at its election, give written notice of such determination to the Holders who requested inclusion and, thereupon, (A) in the case of a determination not to register, Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration and (B) in the case of a determination to delay such registration, Company shall be permitted to delay registration of any Registrable Securities requested to be included in such registration for the same period as the delay in registering such Other Securities;

(c) (i) if the registration referred to in the first sentence of this Section 2 is to be an underwritten primary registration on behalf of Company, and the managing underwriter advises Company in writing (with a copy to the Holders who requested registration) that, in such firm’s opinion, such offering would be materially and adversely affected by the inclusion therein of the Registrable Securities requested to be included therein, Company shall include in such registration: (1) all securities Company proposes to sell for its own account (“the Company Securities”) and (2) up to the full number of Registrable Securities in excess of the number and dollar amount of the Company Securities which, in the good faith opinion of such managing underwriter, can be a sold without materially and adversely affecting such offering of the Company Securities (and, if less than the full number of such Registrable Securities, allocated pro rata among the Holders of such Registrable Securities on the basis of the number of securities requested to be included therein by each such Holder), and (ii) if the registration referred to in the first sentence of this Section 2 is to be an underwritten secondary registration on behalf of holders of securities (other than Registrable Securities) of Company (the “Other Holders”), and the managing underwriter advises Company in writing (with a copy to the Holders who requested registration) that in its good faith opinion such offering would be materially and adversely affected by the inclusion therein of the Registrable Securities requested to be included therein, Company shall include in such registration the amount of securities (including Registrable Securities) that such managing underwriter advises, allocated pro rata among the Other Holders and the Holders on the basis of the number of securities (including Registrable Securities) requested to be included therein by each Other Holder and each Holder;

(d) company shall not be required to effect any registration of Registrable Securities under this Section 2 incidental to the registration of any of its securities in connection with any reincorporation, dividend reinvestment plans or stock option or other executive or employee benefit or compensation plans; and

(e) any Holder desiring to sell Registrable Securities must execute an underwriting or similar agreement and complete and execute all reasonable questionnaires, powers of attorney, indemnities, lock-up letters and other documents reasonably required under the underwriting arrangement.

For the purposes of this Section 2 and Section 3, Registrable Securities means the shares of Company Common Stock issued to CSI pursuant to the Merger Agreement, any stock or other securities into which or for which such shares of Company Common Stock may thereafter be changed, converted or exchanged, and any other securities issued to the Holders of such shares of Company Common Stock (or such shares into which or for which such shares are so changed, converted or exchanged) upon any reclassification, share combination, share subdivision, share dividend, merger, consolidation or similar transaction, provided that any such securities shall cease to be Registrable Securities if (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with the plan of distribution set forth in such registration statement, (ii) such securities shall have been transferred pursuant to Rule 144, or (iii) such securities are held by a Holder other than CSI and Company has furnished to such Holder an opinion of counsel, which opinion shall be reasonably satisfactory to such Holder, to the effect that all of such securities are permitted to be distributed by such Holder in one transaction pursuant to Rule 144(k).

3. Demand Registration.

(a) If Company has not previously given a notice to Holders as provided by Section 8, at any time after the second anniversary of the Closing under the Merger Agreement, upon written notice from a Holder requesting that Company effect the registration under the Securities Act of any or all of the Registrable Securities held by such Holder, which notice shall specify the number of Registrable Securities for which registration is requested and the intended method or methods of disposition of such Registrable Securities, Company shall have the right, exercisable within 10 days by written notice to such Holder, to purchase all of the Registrable Securities requested to be registered by such Holder at a cash price per share equal to the arithmetic mean of each of the closing sales prices per share of Company Common Stock on the over-the-counter bulletin board market (or such other market on which shares of Company Common Stock are then traded) for each of the 15 consecutive trading days ending on the fifth trading day immediately preceding the date of the written notice from the Holder under this Section 3(a). The closing of such purchase shall take place no later than 15 days after the date of the written notice from Company under this Section 3(a). If Company gives written notice under this Section 3(a), the written notice from the Holder under this Section 3(a) shall not be deemed a request for registration for purposes of Section 3(b).

(b) If Company does not exercise its right to purchase under Section 3(a) above, Company shall, within 15 days after receipt of the Holder’s request, serve written notice (the “Request Notice”) of such registration request to all other Holders of Registrable Securities. The Request Notice will state that Company will include in such registration all Registrable Securities, subject to the limitations of this Section 3(b) and to compliance with the other provisions of this Agreement, as to which Company receives written requests for inclusion within 15 days after the date of the Request Notice. As promptly as practicable after such 15 day period, Company shall use its best efforts to effect the registration under the Securities Act of the Registrable Securities to be included for disposition in accordance with the intended method or methods of disposition stated in the Holder’s request, provided that:

(i)	if prior to receipt of a registration request pursuant to this Section 3(b), Company had commenced a financing plan through a formal “all hands” meeting with outside advisors, including an underwriter if such financing plan is an underwritten offering, and, in the good-faith judgment of Company’s underwriter, confirmed to Company in writing (with a copy to the Holders requesting registration), a registration by the requesting Holders at the time and on the terms requested would materially and adversely affect such financing plan of Company (a “Transaction Blackout”), Company shall give written notice of such events to the Holders requesting registration and shall not be required to serve the Request Notice and effect a registration pursuant to this Section 3(b) until the earliest of (A) Company’s abandonment of such offering, (B) 90 days after the termination of such offering, (C) the termination of any “hold back” period obtained by the underwriter(s) of such offering from any person, including Company, in connection therewith or (D) 110 days after receipt by the Holder requesting registration of the written notice of Transaction Blackout from Company;

(ii)	if, at the time of receipt of a registration request or while a registration request is pending pursuant to this Section 3(b), Company has determined in good faith that (A) the filing of a registration statement would jeopardize or delay a contemplated material transaction other than a financing plan involving Company or would require the disclosure of material information that Company has a bona fide business purpose for preserving as confidential, or (B) Company then is unable to comply with SEC requirements applicable to the requested registration, Company shall not be required to effect a registration pursuant to this Section 3(b) until the earlier of (1) the date upon which such contemplated transaction is completed or abandoned or such material information is otherwise disclosed to the public or ceases to be material or Company is able to so comply with applicable SEC requirements, as the case may be, and (2) 90 days after Company makes such good-faith determination, provided that Company shall not be permitted to delay a requested registration in reliance on this clause (ii) more than once in any 180-day period; and

(iii)	Company shall be obligated to file only one registration statement pursuant to this Section 3(b) and shall not be obligated to file a registration statement relating to a registration request pursuant to this Section 3(b) if such registration request (including Registrable Securities requested to be included in response to a Request Notice) is for a number of Registrable Securities which have an aggregate market value less than $1 million.

(c) Notwithstanding any other provision of this Agreement to the contrary, a registration requested pursuant to this Section 3 shall not be deemed to have been effected (and, therefore, not requested for purposes of Section 3(b)), (A) until the registration statement with respect thereto has become effective under the Securities Act (unless the registration statement fails to become effective because the Holders request that the registration be withdrawn for a reason other than contemplated in clause (B)); (B) if it is withdrawn based upon material adverse information relating to Company that is different from the information known to the Holder requesting registration at the time of the Holder’s request for registration; or (C) if after it has become effective such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or an omission by a Holder whose Registrable Securities are the subject of such registration statement.

(d) If the Registrable Securities are to be sold in an underwritten offering, the underwriter or underwriters and manager or managers that will administer the offering will be selected by Company, and the Holders who desire to sell Registrable Securities must execute an underwriting or similar agreement and complete and execute all reasonable questionnaires, powers of attorneys, indemnities, lock-up letters and other documents reasonably required under the underwriting arrangement.

4. Obligations of Company. In the case of each offering of Registrable Securities made pursuant to Section 2 or 3 of this Agreement, Company agrees to (i) prepare and file with the Securities and Exchange Commission (the “SEC”) on one or more registration statements in accordance with Section 2 or 3, as applicable with respect to the shares of Registrable Securities, and shall use commercially reasonable efforts to cause such registration statement to become effective; (ii) except as provided herein, keep such registration statement effective until the earlier of the sale of all of the shares of Registrable Securities so registered or 90 days after the effectiveness of such registration statement; (iii) promptly prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in such registration statement in order to keep such registration statement effective until the earlier of the sale of all of the shares of Registrable Securities so registered or 90 days after the effectiveness of such registration statement; (iv) furnish to the Holders without charge such number of copies of such registration statement, each amendment and supplement thereto, and any prospectus (including any preliminary prospectus and any amended or supplemented prospectus) in conformity with the requirements of the Securities Act, and such other documents as the Holders may reasonably request in order to effect the offering and sale of the shares of the Registrable Securities to be offered and sold, but only while Company shall be required under the provisions hereof to cause the registration statement to remain current; (v) use its commercially reasonable efforts to register or qualify the shares of the Registrable Securities covered by such registration statement under the securities or blue sky laws of such jurisdictions as the Holders shall reasonably request (provided that Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction where it has not been qualified), keep such registration or qualification in effect for as long as such registration statement remains in effect, and do any and all other acts or things which may be necessary or advisable to enable the Holders to consummate the public sale or other disposition of the Registrable Securities in such jurisdictions; (vi) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by Company are then listed, and enter into such customary agreements as may be required in furtherance thereof, including, without limitation, listing applications and indemnification agreements in customary form; (vii) notify the Holders upon the happening of any event as a result of which, or the discovery that, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; (viii) so long as the registration statement remains effective, promptly prepare, file and furnish to the Holders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of the Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; (ix) notify the Holders, promptly after it shall receive notice thereof, of the date and time the registration statement and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of such registration statement has been filed; (x) notify the Holders promptly of any request by the SEC for the amending or supplementing of such registration statement or prospectus or for additional information; and (xi) advise the Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of the registration statement or the issuance by any state securities commission or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Securities under state securities or “blue sky” laws, or the initiation or threatening of any proceeding for that purpose, and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or other order or to obtain its withdrawal if such stop order should be issued.

5. Expenses. In the case of each offering of Registrable Securities made pursuant to Section 2 or 3 of this Agreement, Company agrees to pay the expenses incurred by Company in connection with any registration of Registrable Securities pursuant to this Agreement, including all SEC and blue sky registration and filing fees, printing expenses, transfer agents’ and registrars’ fees, the fees and disbursements of Company’s counsel and independent accountants and the reasonable fees and disbursements of one counsel to the Holders. The Holders shall be responsible for all commissions and transfer taxes.

6. Indemnification and Contribution.

(a) In the case of each offering of Registrable Securities made pursuant to Section 2 or 3 of this Agreement, Company agrees to indemnify and hold harmless each Holder, its officers and directors, each underwriter of Registrable Securities so offered and each person, if any, who controls any of the foregoing persons within the meaning of the Securities Act, from and against any and all claims, liabilities, losses, damages, expenses and judgments, joint or several, to which they or any of them may become subject, under the Securities Act or otherwise, including any amount paid in settlement of any litigation commenced or threatened, and shall promptly reimburse them, as and when incurred, for any reasonable legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as such losses, claims, damages, liabilities or actions shall arise out of, or shall be based upon, any untrue statement or alleged untrue statement of a material fact contained in the registration statement (or in any preliminary or final prospectus included therein) or any amendment thereof or supplement thereto, or in any document incorporated by reference therein, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Company shall not be liable to a particular Holder in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement, or any omission, if such statement or omission shall have been made in reliance upon and in conformity with information relating to such Holder furnished to Company in writing by or on behalf of such Holder specifically for use in the preparation of the registration statement (or in any preliminary or final prospectus included therein) or any amendment thereof or supplement thereto. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a Holder and shall survive the transfer of such securities.

The foregoing indemnity agreement is in addition to any liability which Company may otherwise have to each Holder, its officers and directors, underwriters of the Registrable Securities or any controlling person of the foregoing; provided that, as to any underwriter or person controlling any underwriter, this indemnity does not apply to any loss, claim, damage, liability or action arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission in any preliminary prospectus if a copy of a prospectus was required to be sent or given and was not sent or given by or on behalf of an underwriter to such person asserting such loss, claim, damage, liability or action at or prior to the written confirmation of the sale of the Registrable Securities as required by the Securities Act, such untrue statement or omission had been corrected in such prospectus, and copies of the corrected prospectus were provided to such underwriter prior to the giving or sending of such written confirmation.

(b) In the case of each offering made pursuant to this Agreement, each Holder of Registrable Securities included in such offering, by exercising its registration rights hereunder, agrees to indemnify and hold harmless Company, its officers and directors and each person, if any, who controls any of the foregoing within the meaning of the Securities Act (and if requested by the underwriters, each underwriter who participates in the offering and each person, if any, who controls any such underwriter within the meaning of the Securities Act), from and against any and all claims, liabilities, losses, damages, expenses and judgments, joint or several, to which they or any of them may become subject under the Securities Act or otherwise, including any amount paid in settlement of any litigation commenced or threatened, and shall promptly reimburse them, as and when incurred, for any legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities or actions shall arise out of, or shall be based upon, any untrue statement or alleged untrue statement of a material fact contained in the registration statement (or in any preliminary or final prospectus included therein) or any amendment thereof or supplement thereto, or any omission or alleged omission to state therein a material fact relating to the Holder required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that such untrue statement of a material fact is contained in, or such material fact relating to the Holder is omitted from, information relating to such Holder furnished in writing to Company by or on behalf of such Holder specifically for use in the preparation of such registration statement (or in any preliminary or final prospectus included therein) or any amendment or supplement thereto. The foregoing indemnity is in addition to any liability which such Holder may otherwise have to Company, or any of its directors, officers or controlling persons; provided, however, that, as to any underwriter or any person controlling any underwriter, this indemnity does not apply to any loss, claim, damage, liability or action arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission in any preliminary prospectus if a copy of a prospectus was required to be sent or given and was not sent or given by or on behalf of an underwriter to such person asserting such loss, claim damage, liability or action at or prior to the written confirmation of the sale of the Registrable Securities as required by the Securities Act, such untrue statement or omission had been corrected in such prospectus, and copies of the corrected prospectus were provided to such underwriter prior to giving or mailing of such written confirmation; and provided, further, that in no event shall any such Holder be liable for any amount in excess of the net proceeds received from the sale of the Registrable Securities by such Holder in the subject offering.

(c) Each party indemnified under paragraph (a) or (b) of this Section 6 shall, promptly after receipt of notice of any claim or the commencement of any action against such indemnified party in respect of which indemnity may be sought, notify the indemnifying party in writing of the claim or the commencement thereof; provided that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party on account of the indemnity agreement contained in paragraph (a) or (b) of this Section 6, except to the extent the indemnifying party was prejudiced by such failure, and in no event shall relieve the indemnifying party from any other liability which it may have to such indemnified party. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 6 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided that each indemnified party, its officers and directors, if any, and each person, if any, who controls such indemnified party within the meaning of the Securities Act, shall have the right to employ separate counsel reasonably approved by the indemnifying party to represent them if the named parties to any action (including any impleaded parties) include both such indemnified party and an indemnifying party, and such indemnified party shall have been advised by counsel either (i) that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to such indemnifying party or (ii) a conflict may exist between such indemnified party and such indemnifying party, and in that event the fees and expenses of one such separate counsel for all such indemnified parties shall be paid by the indemnifying party. An indemnified party will not enter into any settlement agreement which is not approved by the indemnifying party, such approval not to be unreasonably withheld. The indemnifying party may not agree to any settlement of any such claim or action which provides for any remedy or relief other than monetary damages for which the indemnifying party shall be responsible hereunder, without the prior written consent of the indemnified party, which consent shall not be unreasonably withheld. In any action hereunder as to which the indemnifying party has assumed the defense thereof with counsel reasonably satisfactory to the indemnified party, the indemnified party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but, except as set forth above, the indemnifying party shall not be obligated hereunder to reimburse the indemnified party for the costs thereof. In all instances, the indemnified party shall cooperate fully with the indemnifying party or its counsel in the defense of each claim or action.

(d) If the indemnification provided for in this Section 6 shall for any reason be unavailable to an indemnified party in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to herein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, in such proportion as shall be appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the indemnifying party on the one hand or the indemnified party on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission, but not by reference to any indemnified party’s stock ownership in Company. In no event, however, shall a Holder be required to contribute in excess of the amount of the net proceeds received by such Holder in connection with the sale of Registrable Securities in the offering which is the subject of such loss, claim, damage or liability. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section shall be deemed to include, for purposes of this paragraph, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claims. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

7. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration, Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times in accordance with the requirements of Rule 144(c);

(b) Use its best efforts to file with the SEC in a timely manner all reports and other documents required of Company under the Securities Act and the 1934 Act; and

(c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request (i) a written statement by Company as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of Company and (iii) such other reports and documents of Company as a Holder reasonably may request in availing itself of any rule or regulation of the SEC allowing a Holder to sell any such securities without registration.

8. Miscellaneous.

(a) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(b) Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns (and, for the purposes of Section 1 hereof, the transferees of the shares of Company Common Stock).

(c) Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d) No Inconsistent Agreements. With respect to the provisions of Sections 2 through 6 of this Agreement, Company has not entered into, nor will Company enter into, any agreement that is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof.

(e) Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given on the date of delivery if delivered personally or by a commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or such other address or telecopy numbers for a party as shall be specified by like notice):

If to Company:	Global Axcess Corp.
2240 Shelter Island Drive, Suite 202
San Diego, California 92106
Attention: President
Facsimile: (619) 243-1163

With a copy (not constituting notice) to:

Daryl C. Idler, Jr., Esq.
110 West C. Street Suite 1907
San Diego, CA 92101

If to Stockholder:	Cardservice International, Inc.
6101 Condor Drive
Moorpark, CA 93021
Attn: Joe Tumbarello

With a copy (not constituting notice) to:
O’Melveny & Myers LLP
400 S. Hope Street
Los Angeles, California 90071
Attention: John D. Hardy, Esq.
Facsimile: (213) 430-6407

(f) Governing Law. This Agreement shall be governed by the laws of the State of California, without reference to rules of conflicts of law.

(g) Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(h) Effect of Headings. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

(i) Terms. Capitalized terms not otherwise defined herein shall have the meaning given such terms in the Merger Agreement.

(j) Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

GLOBAL AXCESS CORPORATION		CARDSERVICE INTERNATIONAL, INC.

By:	/s/ Richard Wray	By:	/s/ Donald Headlund
Name:	Richard Wray	Name:	Donald Headlund
Title:	President	Title:	President

STOCKHOLDERS:

IFT FINANCIAL GROUP INC.

		By:	/s/ Richard Wray
		Name:	Richard Wray
		Title:	President

/s/ David Fann
David Fann

/s/ Richard Wray
Richard Wray

/s/ Julie Wray
Julie Wray

/s/ Michael Dodak
Michael Dodak

/s/ Timothy Tallent
Timothy Tallent

/s/ Robert Mehlmax
Robert Mehlmax

/s/ Daryl Idler
Cambranch Capital, Inc.
By: Daryl Idler, President

[Signature page to Investor Rights Agreement]

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